Vanguard Funds

Barclays Indexes to Become Bloomberg Barclays Indexes

On August 24, 2016, Bloomberg L.P. acquired Barclays Risk Analytics and Index Solutions Ltd. from Barclays PLC. As a result of this acquisition, the Barclays indexes have been rebranded as Bloomberg Barclays indexes. Within the prospectus, references to Barclays as part of an index name are replaced with Bloomberg Barclays. At this time, there have been no changes to the composition of the indexes as a result of the rebranding.

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Vanguard Marketing Corporation, Distributor.

PS BL 092016